                    Securities and Exchange Commission
                         Washington, D.C.  20549

                                FORM 11-K

(Mark One)

/x/  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the fiscal year ended December 31, 1994
                                   or
/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

                         Commission File No. 1-3548


                   Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
                           (Full Title of the Plan)

                        ----------------------------

                       Minnesota Power & Light Company
                          30 West Superior Street
                          Duluth, Minnesota  55802

                       (Name of issuer of securities
                       held pursuant to the Plan and
                       the address of its principal
                             executive office)
                        ----------------------------

                         Report of Independent Accountants



To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan at December 31, 1994, and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employees Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Price Waterhouse LLP
Minneapolis, Minnesota
June 16, 1995

               Minnesota Power and Affiliated Companies
                    Supplemental Retirement Plan
          Statement of Net Assets Available for Plan Benefits


                                                    December 31,
                                                1994             1993
                                                ----             ----
Assets, at fair/contract value

     Guaranteed investment contracts
          (cost of $16,264,983 and
          $19,414,300, respectively)         $16,264,983    $19,414,300

     Minnesota Power & Light Company
          common stock (346,749 and
          309,050 shares at cost of
          $9,951,459 and $9,188,932,
          respectively)                        8,755,412     10,121,481

     Mutual fund securities (cost of
          $15,786,820 and $10,101,162,
          respectively)                       15,732,870     11,234,289

     Money market securities                   2,565,949        856,731

     Loans receivable from participants        1,410,017      1,395,792
                                             -----------    -----------
Net assets available for plan benefits       $44,729,231    $43,022,593
                                             ===========    ===========





     The accompanying notes are an integral part of these statements.

               Minnesota Power and Affiliated Companies
                    Supplemental Retirement Plan
     Statement of Changes in Net Assets Available for Plan Benefits

                                                    December 31,
                                                1994             1993
                                                ----             ----
Sources of net assets

     Contributions                           $ 4,142,821    $ 4,586,208

     Interest income                           1,458,391      1,520,295

     Dividend income                           1,202,029      1,325,533

     Net unrealized appreciation
          (depreciation) in aggregate
          fair value of securities            (2,991,910)       180,068

     Participants' loan interest income          105,272         89,115

     Net realized gain (loss) on sale
          of securities                         (223,184)        67,064
                                             ------------   -----------

                                               3,693,419      7,768,283
Application of net assets

     Transfers to retirement plan               (717,205)      (384,468)

     Benefit distributions                    (1,269,576)      (808,163)
                                             ------------   ------------

Increase in net assets                         1,706,638      6,575,652

Net assets available for plan benefits

     Beginning of year                        43,022,593     36,446,941
                                             -----------    -----------

     End of year                             $44,729,231    $43,022,593
                                             ===========    ===========



     The accompanying notes are an integral part of these statements.

               Minnesota Power and Affiliated Companies
                    Supplemental Retirement Plan
                    Notes to Financial Statements


Note 1 - Description of the Plan

     The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (the SRP) provides benefits for eligible employees of Minnesota Power & Light Company (Minnesota Power); Superior Water, Light and Power Company; and Topeka Group Incorporated (collectively, the Companies). The SRP is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

     Contributions to the SRP consist of the following:

1. A flexible dollar contribution for the non-union participants up to 3% of each participant's compensation, up to a maximum compensation of $150,000 in 1994, which has been elected by each participant to be contributed to the SRP.

2. A before-tax contribution for the union and non-union participants up to 12%, not to exceed $9,240 in 1994, of each participant's compensation as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code). The contribution is equal to an amount by which the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

3. Each participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980, shall not exceed 8.5% of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

4. Contributions by participants may also be made through rollovers from other qualified plans.

5. Core contributions were made to the SRP prior to January 1, 1989, and were based on each participant's compensation. Core contribuions have not been made to the SRP since December 31,1988.

Vesting

     Flexible dollar, before-tax, voluntary after-tax, core and rollover contributions are fully vested and nonforfeitable.

Loan Program

     The SRP was amended during 1992 to allow participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50% of their total vested account balances, whichever is less, for up to 5 years for a general purpose loan and 10 years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1%, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, principal and interest amounts are redeposited into the participant's SRP accounts.

Participant Accounts

     Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the SRP's investment funds is allocated to each participant's account based upon their ownership interest in each fund.

     Every December each non-union SRP participant is required to make an election as to the flexible dollar, before-tax and after-tax contributions to the SRP. Each December union participants are required to make an election for before-tax and after-tax contributions. Flexible dollar, before-tax and after-tax contributions may be invested in the Minnesota Power Common Stock Fund, Fidelity Magellan Fund, Vanguard Index 500 Fund, Vanguard Short Term Federal Portfolio, IAI Emerging Growth Fund, IAI International Developed Market Fund, Templeton International Emerging Market Fund, Fidelity Balanced Fund and the Fixed Income Fund. Contributions to the Fixed Income Fund are invested in guaranteed investment contracts (GICs) with insurance companies. Flexible dollar, before-tax and after-tax contributions may be transferred between funds once a month with at least 10 days written notice to the Employee Benefit Plans Committee (the Committee).

     While participants are active employees, they may withdraw money as a loan from their core, flexible dollar or before-tax accounts. After age
59 1/2, participants may withdraw the full amount of their flexible dollar, before-tax account, and the vested amount from their core account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive the vested amount of all their SRP accounts. Upon retirement participants may elect to transfer the vested amount of their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

     Minnesota Power maintains the participants' records and issues a quarterly report to each participant showing the status of individual accounts. At December 31, 1994, there were 1,672 participants in the SRP.

Administration

     The SRP is administered by the Committee. The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and managers shall be paid by the Companies. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

     As of June 1, 1995, the members of the Committee, all employees of Minnesota Power, and their respective titles are as follows:

          Name                     Title
          ----                     -----
     Robert D. Edwards        Executive Vice President and President -
                              Minnesota Power - Electric (1)
     David G. Gartzke         Senior Vice President - Finance and Chief
                              Financial Officer
     Roger P. Engle           Vice President - Customer Operations
     Eugene G. McGillis       Vice President; President of Superior Water,
                              Light and Power Company
     Stephen D. Sherner       Vice President - Power Marketing and Delivery
     Geraldine R. VanTassel   Vice President - Corporate Resource Planning
     Mark A. Schober          Corporate Controller
     Philip R. Halverson      General Counsel and Corporate Secretary
     Dennis L. Hollingsworth  Assistant Vice President - Corporate Development
     Lori A. Collard          Director - Marketing
     Donald J. Shippar        Director - Human Resources
     Jeweleon W. Tuominen     Supervisor - Benefits Accounting and
                              Administration
- --------------------
(1) Committee Chairman

     North Shore Bank of Commerce is retained as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carries blanket bond insurance in the amount of $2,000,000.

Plan Termination

     The Companies reserve the right to reduce, suspend, or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be fully vested and nonforfeitable, and distribution will be made in accordance with the terms of the SRP.

Note 2 - Summary of Accounting Policies

     The SRP uses the accrual basis of accounting and accordingly reflects income in the year earned and expenses when incurred.

     Mutual funds, money market securities and Minnesota Power common stock are reported at fair value based on quoted market prices. GIC amounts are reported at contract value which represent the purchase price of the contract plus accrued interest. Participants' loans are reported at fair value which is the principal balance outstanding.

Note 3 - Federal Income Tax Status

     A favorable determination letter was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1985, qualifies as a profit sharing plan under Section 401(a) of the Code. As required by the Internal Revenue Service, the Committee filed an application for a determination letter from the Internal Revenue Service for changes made to the SRP in subsequent years on March 31, 1995.

Note 4 - Changes in SRP Assets for Participant Directed Accounts

     The table below is a breakdown of the changes in SRP assets for each investment fund for the year ended December 31, 1994.
<CAPTION
                                   Fixed
                                   Income
                                    Fund                         Mutual Fund Securities
                                   ------     --------------------------------------------------------
                                                                                           Vanguard
                                                                                          Short Term
                                                             Fidelity       Vanguard       Federal
                                   GICs       Evergreen      Magellan       Index 500     Portfolio

Sources of net assets

 Contributions                   $627,625                     $849,815       $382,195     $143,023

 Interest income                1,456,823

 Dividend income                                               297,024         59,269       27,929

 Net unrealized appreciation
  (depreciation) in aggregate
  fair value of securities                      $23,154       (428,363)       (36,726)     (30,112)

 Participants' loan interest
  income                          285,539                       69,060         23,585        9,623

 Net gain (loss) on sale of
  securities                                                   (22,888)        (1,279)      (2,327)
                                ---------       -------       ---------     ---------     ---------
                                2,369,987        23,154        764,648        427,044      148,136

Application of net assets

 Transfers to retirement
  plans                          (717,205)

 Benefit distributions           (734,299)      (60,152)      (137,225)       (39,095)      (5,661)

 Loans to participants           (632,287)
                              ------------   -----------    -----------    -----------    ---------

Increase (decrease) in net
 assets                           286,196       (36,998)       627,423        387,949      142,475

Net transfers                  (3,232,918)   (2,539,869)       530,887        345,492       19,530

Net assets available for
 plan benefits

 Beginning of year <F1>        19,960,350     2,576,867      6,822,351      1,393,838      441,376
                              -----------    ----------     ----------     ----------     --------
 End of year <F2>             $17,013,628    $        0     $7,980,661     $2,127,279     $603,381
                              ===========    ==========     ==========     ==========     ========

                                   7

                                                  Mutual Fund Securities (Continued)
                                        -----------------------------------------------------
                                            IAI        IAI Int'l.               Templeton
                                          Emerging     Developed  Fidelity     International
                                           Growth        Market   Balanced       Emerging
                                            Fund          Fund      Fund        Market Fund

Sources of net assets

 Contributions                            $511,052     $292,180    $634,199       $376,726

 Interest income

 Dividend income                            43,448       47,244      37,551         39,030

 Net unrealized appreciation
  (depreciation) in aggregate
  fair value of securities                   8,944      (63,861)   (103,712)      (130,329)

 Participants' loan interest income         23,333       14,331      18,193         21,212

 Net gain (loss) on sale of
  securities                                (2,753)      (2,819)     (4,482)        (1,683)
                                        -----------    --------- -----------    -----------
                                           584,024      287,075     581,749        304,956

Application of net assets

 Transfers to retirement plans

 Benefit distributions                        (845)     (33,395)    (10,618)        (7,201)

 Loans to participants
                                        -----------    --------- -----------    -----------


Increase (decrease) in net
 assets                                    583,179      253,680     571,131        297,755

Net transfers                              763,968      650,936   1,107,050        793,935

Net assets available for plan benefits

 Beginning of year <F1>                          0            0           0              0
                                        ----------     --------  ----------     ----------
 End of year <F2>                       $1,347,147     $904,616  $1,678,181     $1,091,690
                                        ==========     ========  ==========     ==========

                                          Minnesota       Loans
                                            Power       Receivable
                                           Common          from               Total
                                            Stock      Participants          Changes
Sources of net assets

 Contributions                             $326,006                         $4,142,821

 Interest income                              1,568                          1,458,391

 Dividend income                            650,534                          1,202,029

 Net unrealized appreciation
  (depreciation) in aggregate
  fair value of securities               (2,230,905)                        (2,991,910)

 Participants' loan interest income         220,808     $(580,412)             105,272

 Net gain (loss) on sale of securities     (184,953)                          (223,184)
                                        ------------   ----------          ------------
                                         (1,216,942)     (580,412)           3,693,419

Application of net assets

 Transfers to retirement plans                                                (717,205)

 Benefit distributions                     (203,435)      (37,650)          (1,269,576)

 Loans to participants                                    632,287                    0
                                        ------------   ----------          ------------
Increase (decrease) in net assets        (1,420,377)       14,225            1,706,638

Net transfers                             1,560,989                                  0

Net assets available for plan benefits

  Beginning of year <F1>                 10,432,019     1,395,792           43,022,593
                                        ------------   ----------          -----------
  End of year <F2>                      $10,572,631    $1,410,017          $44,729,231
                                        ===========    ==========          ===========

<F1> These beginning of year balances include $856,731 of short term money market securities of which $776,891 was being held to be reinvested into other SRP funds and the balance for participant distributions.

<F2> These end of year balances include $2,565,949 of short term money market securities of which $1,811,767 was being held to be reinvested into other SRP funds and the balance for participant distributions.

     The table below is a breakdown of the changes in SRP assets for each investment fund for the year ended December 31, 1993.
                                Fixed
                                Income
                                 Fund                       Mutual Fund Securities
                                ------       --------------------------------------------------------
                                                                                           Vanguard
                                                                                          Short Term
                                                             Fidelity       Vanguard        Federal
                                  GICs        Evergreen      Magellan       Index 500      Portfolio
Sources of net assets

     Contributions            $ 1,377,951    $  282,971     $  978,088     $  658,578     $217,868

     Interest income            1,518,919

     Dividend income                            117,287        603,356         28,116       19,323

     Net unrealized
       appreciation
       (depreciation) in
       aggregate fair value
       of securities                             26,743        555,434         52,309       (1,330)

     Participants' loan
       interest income            217,005        11,150         33,210         33,140        6,522

     Net gain (loss) on sale
       of securities                              9,049         57,586          3,724          373
                              -----------    ----------     ----------     ----------     --------
                                3,113,875       447,200      2,227,674        775,867      242,756

Application of net assets

     Transfers to
       retirement plans          (384,468)

     Benefit distributions       (566,101)      (50,753)       (34,068)        (3,301)      (2,391)

     Loans to participants       (895,384)
                              ------------   -----------    -----------    -----------    ---------
Increase (decrease) in
     net assets                 1,267,922       396,447      2,193,606        772,566      240,365

Net transfers                     291,089      (454,914)       (34,627)        67,803       29,092

Net assets available
     for plan benefits

     Beginning of year <F1>    18,401,339     2,635,334      4,663,372        553,469      171,919
                              -----------    ----------     ----------     ----------     --------
     End of year <F2>         $19,960,350    $2,576,867     $6,822,351     $1,393,838     $441,376
                              ===========    ==========     ==========     ==========     ========

                               Minnesota         Loans
                                 Power        Receivable
                                Common           from          Total
                                 Stock       Participants     Changes
Sources of net assets

     Contributions            $ 1,070,752                   $ 4,586,208

     Interest income                1,376                     1,520,295

     Dividend income              557,451                     1,325,533

     Net unrealized
       appreciation
       (depreciation) in
       aggregate fair value
       of securities             (453,088)                      180,068

     Participants' loan
       interest income            188,465    $ (400,377)         89,115

     Net gain (loss) on sale
       of securities               (3,668)                       67,064
                              ------------   -----------    -----------
                                1,361,288      (400,377)      7,768,283

Application of net assets

     Transfers to
       retirement plans                                        (384,468)

     Benefit distributions       (151,549)                     (808,163)

     Loans to participants                      895,384               0
                              ------------   ----------     -----------

Increase (decrease) in
     net assets                 1,209,739       495,007       6,575,652

Net transfers                     101,557                             0

Net assets available
     for plan benefits

     Beginning of year <F1>     9,120,723       900,785      36,446,941
                              -----------    ----------     -----------

     End of year <F2>         $10,432,019    $1,395,792     $43,022,593
                              ===========    ==========     ===========

<F1> These beginning of year balances include $2,821,576 of short term money market securities of which $2,784,606 was being held to be reinvested into other SRP funds and the balance for participant distributions.

<F2>  These end of year balances include $856,731 of short term money market securities of which $776,891 was being held to be reinvested into other SRP funds and the balance for participant distributions.

                                                                 Schedule I

                    Minnesota Power and Affiliated Companies
                         Supplemental Retirement Plan
                         Schedule of Investments Held
                              December 31, 1994
                                                            Fair/Contract
               Description                   Cost               Value

Guaranteed Investment Contracts
     Metropolitan Life Insurance Company
          8.65% due 1995 and 1997             $4,096,990     $4,096,990
     Provident Life and Accident Insurance
       Company
          7.6% due 1998                        2,526,323      2,526,323
     Sun Life Insurance Company of America
          8.73% due 1995                       2,194,179      2,194,179
     Aetna Life Insurance Company
          6.06% due 1999                       2,117,699      2,117,699
     Allstate Life Insurance Company
          7.14% due 1998                       2,010,199      2,010,199
     John Hancock Mutual Life Insurance
       Company
          7.22% due 1996                       1,943,170      1,943,170
     Protective Life Insurance Company
          6.99% due 1997                       1,376,423      1,376,423
                                             -----------    -----------
               Total guaranteed investment
                 contracts                    16,264,983     16,264,983
                                             -----------    -----------
Minnesota Power & Light Company Common
  Stock<F1> (346,749 shares)                   9,951,459      8,755,412
                                             -----------    -----------
Mutual Fund Securities
     Fidelity Magellan Fund
       (119,470 shares)                        7,735,437      7,980,576
     Vanguard Index 500 (49,506 shares)        2,106,013      2,127,279
     Vanguard Short Term Federal
       Portfolio (62,268 shares)                 634,778        603,381
     IAI Emerging Growth Fund
       (90,413 shares)                         1,338,203      1,347,147
     IAI International Developed
       Market Fund (70,728 shares)               968,477        904,616
     Templeton International Emerging
       Market Fund (97,385 shares)             1,222,019      1,091,690
     Fidelity Balanced Fund
       (136,549 shares)                        1,781,893      1,678,181
                                             -----------    -----------
               Total mutual funds             15,786,820     15,732,870
                                             -----------    -----------
Money Market Securities
     Dreyfus Institutional Government
          Securities Fund, floating
          interest rate with no
          maturity date                        2,565,949      2,565,949
                                             -----------    -----------
Loans Receivable from Participants -
     7% to 10%                                 1,410,017      1,410,017
                                             -----------    -----------
Total Investments                            $45,979,228    $44,729,231
                                             ===========    ===========

- ------------------

<F1>Party-in-interest

                                                            Schedule II

               Minnesota Power and Affiliated Companies
                    Supplemental Retirement Plan
                Schedule of Transactions in Excess of
                   5% of Fair Value of Plan Assets
                 For the Year Ended December 31, 1994
                              Purchases
                         -------------------
                                             Aggregate Purchase
                                              Price and Fair
                                                  Value on            Number of
     Description                             Transaction Dates        Transactions
Dreyfus Institutional Government Series      $7,222,120               145

Aetna Life Insurance Company                 $2,843,678                13

Fidelity Magellan Fund                       $2,132,799                47

Minnesota Power & Light Company
  Common Stock                               $1,606,255                39

Evergreen Fund                                   $3,937                 3


                              Sales
                         -----------------
                                                       Aggregate
                                        --------------------------------------
                                                                         Net
                                          Cost of                       Gain/     Number of
     Description                           Asset       Sale Price      (Loss)   Transactions
Dreyfus Institutional Government
     Series                             $5,132,967     $5,132,967           0        93

Evergreen Fund                          $2,580,742     $2,603,895     $23,153        17

Aetna Life Insurance Company            $2,888,000     $2,888,000           0        11

New York Life Insurance Company         $2,676,224     $2,676,224           0         1

Minnesota Power & Light Company
     Common Stock                       $1,126,373     $  941,420   $(184,953)       31

Fidelity Magellan Fund                  $  843,151     $  820,263   $ (22,888)       30


                               Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Minnesota Power and Affiliated Companies
                                         Supplemental Retirement Plan
                                   ----------------------------------------
                                               (Name of Plan)


June 23, 1995                      By          R.D. Edwards
                                        --------------------------
                                               R.D. Edwards
                                                 Chairman,
                                     Employee Benefit Plans Committee

                         Index to Exhibits


Exhibit Page

a - Consent of Independent Accountants

                                                                 Exhibit a



                    Consent of Independent Accountants




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-32033) of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan of our report dated June 16, 1995, appearing on page 1 of this Annual Report of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan on Form 11-K for the year ended December 31, 1994.





PRICE WATERHOUSE LLP
Minneapolis, Minnesota
June 22, 1995